ELLIS, PAINTER, RATTERREE & ADAMS LLP
[LETTERHEAD]

October 17, 2005

Via Facsimile and U.S. Mail

Mr. Gregory Dundas
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Savannah Bancorp, Inc. Registration Statement of Form S-3 (Commission File Number 333-128724)

Dear Mr. Dundas:

                  This letter is in response to your letter dated October 12, 2005, containing the comments of the staff (the “Comment Letter”) relating to the registration statement on Form S-3 (the “Registration Statement”) of The Savannah Bancorp, Inc. (the “Company”). In order to facilitate your review, we have sequentially numbered your comments and reprinted below the text of the Comment Letter with the corresponding responses thereto.

Selling Security Holders, page 14

1.
Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.  Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response: None of the selling shareholders has indicated to us that it is a broker-dealer and only two of the selling shareholders have indicated to us that they are an affiliate of a broker-dealer, to-wit: Millenium Partners, LP and Mr. Leon Slotin, as disclosed in footnote numbers 15 and 23, respectively, on page 17 of the Registration Statement. As a part of their Subscription and Registration Rights Agreement for the purchase of the Company's Common Stock, all selling shareholders, including Millenium Partners, LP and Mr. Leon Slotin, represented and warranted to the Company that they are acquiring such securities for their own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933 and applicable state securities laws. None of the selling shareholders acquired its securities as compensation for professional services as a broker-dealer or otherwise.

2.
For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response: None of the selling shareholders is a broker-dealer. See response to comment Number 1.

3.	If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale unable to make the above representations is not acting as an underwriter. We may have further comment.

Response: Millenium Partners, LP and Mr. Leon Slotin are the only selling shareholders who indicated to us that they are an affiliate of a broker-dealer.  A disclosure that the above two conditions have been met is made for Millenium Partners, LP in footnote number 15 and Mr. Leon Slotin in footnote number 23 on page 17 of the Registration Statement.

                The Company has made an amendment to the Form S-3 for disclosure of the above references to Mr. Leon Slotin as an affiliate of a broker-dealer and we enclose the pertinent pages of the S-3/A which contain all amendments to the Form S-3/A; except for changing the filing date to October 17, 2005 and updating the stock valuation from $34.01 per share at September 29, 2005 to $35.94 per share on October 14, 2005. The amended Form S-3/A is being filed simultaneously with this letter.

We have also enclosed a request for acceleration of the effective date of this Registration Statement. Please let us know if we should file this with any other offices of the Securities Exchange Commission.

Yours sincerely,

ELLIS, PAINTER, RATTERREE & ADAMS LLP

/s/ J. Wiley Ellis

J. Wiley Ellis

JWE
Enclosures
cc:      G. Mike Odom, Jr.

ELLIS, PAINTER, RATTERREE & ADAMS LLP